July 2010

Amendment No. 1 dated July 20, 2010 to
Pricing Sheet dated July 16, 2010 relating to
Preliminary Pricing Supplement No. 450 dated July 12, 2010 to
Registration Statement No. 333-156423
Filed pursuant to Rule 433

S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Callable Notes with Contingent Coupon Based on the Performance of the S&P 500® Index due July 21, 2018
PRICING TERMS – JULY 16, 2010
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Aggregate principal amount:	$40,000,000
Stated principal amount:	$10 per note
Issue price:	$10 per note (see “Commissions and Issue Price” below)
Pricing date:	July 16, 2010
Original issue date:	July 22, 2010 (4 business days after the pricing date)
Maturity date:	July 21, 2018
Interest rate:	Year 1: 6.00% per annum
	Years 2 through 8:	The following contingent coupon is paid semi-annually only if the closing value of the underlying index is above the barrier level on the related observation date:
	Year 2:	6.00% per annum
	Years 3-4:	7.00% per annum
	Years 5-6:	7.50% per annum
	Years 7-8:	8.00% per annum
If on any observation date, the closing value of the underlying index is less than or equal to the barrier level, we will pay no coupon for the applicable interest period.
Barrier level:	713.4696, which is 67% of the initial index value
Initial index value:	1,064.88, which is the closing value of the underlying index on the pricing date
Coupon payment dates:	Each January 21 and July 21, beginning on January 21, 2011
Observation dates:	Each January 16 and July 16, beginning on January 16, 2012, subject to adjustment for non-index business days and certain market disruption events
Redemption:
Beginning on July 21, 2011, we will have the right to redeem all of the notes on any annual redemption date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest, if any.  If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.

Payment at maturity:	At maturity, if the notes have not previously been redeemed, you will receive an amount equal to the stated principal amount for each note you hold and accrued and unpaid interest, if any.
CUSIP:	61759G570
ISIN:	US61759G5707
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest.”
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per note	$10	$0.225	$9.775
Total	$40,000,000	$900,000	$39,100,000
(1)
The notes will be issued at $10 per note and the agent’s commissions will be $0.225 per note; provided that the price to public for the purchase by any single investor of $10,000,000 or more principal amount of notes will be $9.775 per note and there will be no agent's commissions for such sales.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each note they sell. For additional information, see “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 450 dated July 12, 2010
Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.